UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SILICON IMAGE, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value per share
(Title of Class of Securities)

82705T102
(CUSIP Number of Class of Securities (Underlying Common Stock))

Noland Granberry
Chief Financial Officer
Silicon Image, Inc.
1060 East Arques Ave.
Sunnyvale, California 94085
(408) 616-4000
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copies to:
David K. Michaels, Esq.
Shulamite R. Shen, Esq.
Fenwick & West LLP
555 California Street, 12th Floor
San Francisco, CA 94104
(415) 875-2300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☑     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

On July 30, 2010, Silicon Image, Inc. (the “Company”) disseminated an email to notify employees of the Company’s intention to commence the voluntary stock option exchange program (the “Stock Option Exchange Program”) for eligible employees on August 4, 2010.  The Company’s directors, named executive officers and current chief financial officer are not eligible to participate in the Stock Option Exchange Program.  The notification email described is attached hereto as exhibit 99.1 (the “communication”).  The communication does not constitute an offer to holders of the Company’s outstanding stock options to exchange those options.

The Stock Option Exchange Program has not yet commenced.  Upon commencement of the Stock Option Exchange Program, the Company will provide eligible employees with written materials explaining the precise terms of the offer to exchange certain outstanding options for new restricted stock units.  The Company will also file these written materials with the SEC as part of a Tender Offer Statement on Schedule TO.  ELIGIBLE EMPLOYEES ARE URGED TO READ THESE WRITTEN MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE STOCK OPTION EXCHANGE PROGRAM.  The written materials described above and other documents filed with the Securities and Exchange Commission (the “SEC”) will be available free of charge on the SEC’s website at www.sec.gov.  In addition, employees eligible to participate in the Stock Option Exchange Program may obtain free copies of documents filed with the SEC by directing a written request to the Company at 1060 East Arques Avenue, Sunnyvale, California 94085, attention: Michael Macalintal, SEC Reporting Manager.

Item 12. Exhibits.

Exhibit
Number	Description
99.1                     E-mail communication sent to employees of Silicon Image, Inc. on July 30, 2010